                                                                    Exhibit 15-A

                    Independent Accountants' Review Report

Board of Directors
National Steel Corporation

We have reviewed the accompanying consolidated balance sheet of National Steel Corporation and subsidiaries (the Company) as of March 31, 2001, and the related consolidated statements of income, cash flows and changes in stockholders' equity for the three-month periods ended March 31, 2001 and 2000. These financial statements are the responsibility of the Company's management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States, which will be performed for the full year with the objective of expressing an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2001, the Company changed its method of accounting for investment gains and losses on pension assets for calculation of net periodic pension cost. Previously, the Company's actuary used a method that recognized all realized gains and losses immediately and deferred and amortized all unrealized gains and losses over five years. Under the new accounting method, the market value of plan assets will reflect gains and losses at the actuarial expected rate of return. In addition, the difference between actual gains and losses and the amount recognized based on the expected rate of return will be amortized in the market value of plan assets over three years.

We have previously audited, in accordance with auditing standards generally accepted in the United States, the consolidated balance sheet of National Steel Corporation and subsidiaries as of December 31, 2000, and the related consolidated statements of income, cash flows and stockholders' equity for the year then ended (not presented here), and in our report dated January 24, 2001 (except for Notes 5 and 10, as to which the date is February 28, 2001), we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of December 31, 2000, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.



                                    Ernst & Young LLP

Indianapolis, Indiana
May 14, 2001